SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 22, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page

Press Release of the Company dated December 19, 2003 outlining plans and projected milestone events in calendar year 2004 related to products under development.	3

Signatures	5

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA OUTLINES MILESTONES FOR 2004
BLP25 Liposomal Vaccine Phase IIb Results Due End Q1/2004

EDMONTON, ALBERTA, Canada — December 19, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today announced plans and milestones for its product pipeline in 2004. One of the important milestone for 2004 is expected to be the results from the BLP 25 Liposomal vaccine (L-BLP25) Phase IIb study of 171 patients with non-small cell lung cancer. The final analysis is expected toward the end of Q1/2004, with results anticipated to be reported shortly thereafter. Biomira will also continue its analysis of data from its Phase III Theratope® vaccine trial and specifically the subset of women receiving hormonal therapy as part of their initial treatment. The objective here will be to discuss plans with the regulatory authorities, once the strategy has matured.

Biomira and its collaborator, Merck KGaA of Darmstadt, Germany, completed enrolment of the L-BLP25 Phase IIb study in late 2002. Although a final analysis was expected by Q3/2003, clinical events required to trigger the final analysis did not occur as originally projected and the final analysis was moved forward to 2004. The total events required to trigger the final analysis are expected later this month. It is anticipated that it will then take approximately three months to gather the data, have the statisticians conduct the analysis and assemble the Data Safety Monitoring Board, with results to be reported soon thereafter.

Biomira and Merck KGaA are also continuing subset analysis in one pre-stratified subset of more than 300 women who received hormonal treatment following chemotherapy on the Theratope Phase III study of women with metastatic breast cancer. In that subset of women, those on the Theratope arm appeared to show a favourable trend toward improvement in survival.

The Companies have conducted exploratory analyses, that included five additional months of survival follow-up and adjustments including correcting for mis-stratifications and mis-randomizations. From these analyses, results for the subgroup of patients on hormonal therapy showed a median time to disease progression of 8.3 months for patients treated with Theratope versus 5.8 months for those patients on control. The median survival was 38.2 months in the Theratope arm versus 30.7 months in the control, a difference of 7.5 months.

The Companies do not believe the data support a registration at this time, although further analyses are being conducted to determine a mechanism of action to understand why this subset of women appeared to benefit from Theratope. The Companies will decide on further development plans and will likely enter into discussions with regulatory authorities to discuss plans for moving forward, which could include a registration trial, once these additional data are better understood. Discussions with regulatory authorities will likely occur in the second half of 2004.

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“Theratope is a relatively non-toxic treatment and in our opinion, the 7.5 months improvement in median survival warrants continuation of analysis,” said Alex McPherson, MD, PhD, President and CEO of Biomira Inc.

Biomira and Merck KGaA continue to enrol women in a Phase II metastatic breast cancer study of Theratope where patients receive either aromatase inhibitors or Faslodex® (fulvestrant), an estrogen-receptor antagonist. This trial is being managed by Merck KGaA’s wholly owned U.S. subsidiary, EMD Pharmaceuticals, Inc. Full enrolment is expected in the first half of 2004. Patients in this trial have a less aggressive disease than those on the Phase III trial. The data should add to our understanding of the performance of Theratope in women with metastatic breast cancer.

Final data from the Phase II Theratope study in colorectal cancer is also expected in the first quarter of 2004.

“We are hopeful that 2004 holds the potential for more compelling data from both L-BLP25 and Theratope that may prove beneficial to our stakeholders – patients, our shareholders and our employees,” said Dr. McPherson. “Should results prove positive, and assuming regulatory approval and marketplace acceptance, growth potential is certainly indicated.”

With the proceeds of a financing totaling approximately U.S. $16.3 million on October 1, 2003, Biomira had approximately U.S. $35.5 million; Cdn.$47.7 million in its treasury. The Company believes this is sufficient capital to fund its current development plans through 2004. However, if decisions are made to commence future Phase III trials for either L-BLP25 or Theratope, further funding may be required.

The Companies

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Merck KGaA was founded in 1668 and has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

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Biomira Company Contacts:

Bill Wickson Manager, Public Relations (780) 490-2818	Jane Tulloch Director, Investor Relations (780) 490-2812

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials and additional analyses, the interpretation and implications of such results, potential meetings with regulatory authorities, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products and market reaction to these other factors and results. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: December 22, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance and Chief Financial Officer